SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

[September 17, 2003]

Metso Corporation
(Translation of registrant’s name into English)
Fabianinkatu 9 A,
PO Box 1220
FIN-00101
Helsinki, Finland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F  [ X ]                Form 40-F  [   ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [   ]                   No  [ X ]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-

SIGNATURES
METSO TO DELIVER A BOARD COATING MACHINE TO SHANDONG CHENMING, CHINA

SIGNATURES

Date September 17, 2003

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Name:

Olli Vaartimo Executive Vice President & CFO Metso Corporation	Harri Luoto Senior Vice President, General Counsel Metso Corporation

METSO TO DELIVER A BOARD COATING MACHINE TO SHANDONG CHENMING, CHINA

(Helsinki, Finland, September 17, 2003) — Metso Corporation’s (NYSE: MX; HEX: MEO) fiber and paper technology business area Metso Paper, together with its Chinese joint venture company Valmet-Xian, will supply an on-machine coater to Shandong Chenming Paper Holdings Ltd., in Shouguang, eastern coastal province of Shandong. The new line is scheduled to start-up in the beginning of 2005. The value of the order is approx. EUR 15 million.

Metso Paper’s delivery consists of a 4-station on-machine coater with air dryers and stock preparation systems. The web width of the board machine will be 5,650 mm and design speed 800 m/min. The main end product will be coated high quality folding boxboards.

Metso Paper units in Järvenpää and Valkeakoski in Finland and joint venture located in Xian, China will participate in the delivery. Valmet-Xian is established in 1989 and it employs about 1,300 people.

From 2000 onwards, Metso has sold around 20 coating stations for the production of coated board and fine paper in China.

Shandong Chenming Paper Holdings Ltd. is one of the largest paper companies in China. Its production capacity will be 1.5 million tons of paper and board after this and other ongoing investments. Shandong Chenming Paper Holdings Ltd. is listed in Shenzhen Stock Exchange.

Metso Corporation is a global supplier of process industry machinery and systems, as well as know-how and aftermarket services. The Corporation’s core businesses are fiber and paper technology (Metso Paper), rock and mineral processing (Metso Minerals) and automation and control technology (Metso Automation). In 2002, the net sales of Metso Corporation were EUR 4.7 billion and the personnel totaled approximately 28, 500. Metso Corporation is listed on the Helsinki and New York Stock Exchanges.

For additional information, please contact:
Olli-Pekka Sorma, Vice President, Sales, Metso Paper, tel.+ 358 40 743 4082,
e-mail: olli-pekka.sorma@metso.com

or

Helena Aatinen, Senior Vice President, Corporate Communications, Metso Corporation, tel. +358 20 484 3004
USA: Mike Phillips, Senior Vice President, Finance and Administration, Metso USA, Inc.,
tel. +1 617 369 7850.